

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 2, 2016

Zel Khan
Chief Executive Officer
Rockdale Resources Corporation
710 N Post Oak, Suite 512
Houston, TX 77024

> **Re:** **Rockdale Resources Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed May 26, 2015**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2015**
> **Filed November 23, 2015**
> **File No. 000-52690**

Dear Mr. Kahn:

We issued comments to you on the above captioned filings on December 18, 2015 and February 18, 2016; and on March 16, 2016 we advised you by telephone to proceed with filing amendments to your Form 8-K of September 28, 2015, consistent with your January 21, 2016 response to comment 8 and your March 4, 2016 response to comment 5. On May 17, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws. On May, 20, 2016, you provided a letter indicating a timeline to comply with the outstanding comments on the Form 8-K, and this has since lapsed.

As you have not complied with the outstanding comments, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources